U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                  001-31792

                   (Check One):

[ x ]  Form 10-K           [   ]  Form 20-F      [   ]  Form 11-K

[   ]  Form 10-Q           [   ]  Form 10-D      [   ] Form N-SAR

[   ]  Form N-CSR



For Period Ended:  December 31, 2006

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information

         Full Name of Registrant

             Conseco, Inc.

         Former Name if Applicable

             Not Applicable

         -----------------------------------------------------------------------

         Address of Principal Executive Office (Street and Number)

           11825 N. Pennsylvania Street

         City, State and Zip Code

           Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.

Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline                (317)                    817-6100
                  --------------------------------------------------------------

                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ x ]  Yes     [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ x ]  Yes     [  ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    February 27, 2007               By: /s/ John R. Kline
       ---------------------             ----------------------------------
                                         John R. Kline, Senior Vice President
                                         and Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 001-31792
                             Dated February 27, 2007


     Conseco, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2006, cannot be completed within the prescribed time period. During the year-end closing process, management determined that additional time was needed to complete its review of the long-term care claim reserves in the run-off block and to continue with its internal controls evaluation over the actuarial financial reporting processes, including those related to the run-off block.

                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 001-31792
                              Dated February 27, 2007



     The Company expects to record the following two after tax adjustments after it completes its review and evaluation procedures. First, the Company expects to record estimated after tax reserve adjustments of approximately $39 million for the quarterly period ended December 31, 2006, related to long-term care claim reserves in the Business in Run-off segment (primarily representing changes in estimates identified through the Company's year-end claim analysis). Second, the Company expects to record estimated after tax reserve adjustments of approximately $14 million for the quarterly period ended December 31, 2006, in its other core business segments.

     In addition, the following two items affect the comparability of the results for the quarterly period ended December 31, 2006, with the corresponding period of the prior year. First, the Company expects to report net realized losses (net of amortization and taxes) in the quarterly period ended December 31, 2006, which are approximately $7 million higher than the same period in the previous year. Second, the Company's earnings for the quarterly period ended December 31, 2005 were positively impacted by an after tax gain of $5.7 million related to the termination of a postretirement plan.

     The Company expects net income (loss) applicable to common stock for the quarterly period ended December 31, 2006, to approximate break-even. The Company reported net income applicable to common stock of $67.6 million for the quarterly period ended December 31, 2005.